SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange act of 1934


For the month of October 2003
Commission File No. 333-09410

                                 Marsulex Inc.

                       111 Gordon Baker Road, Suite 300
                                North York, ON
                                    M2H 3R1


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F        X                           Form 40-F
            -------------                                 -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                        No        X
       --------------                           ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



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Documents Included as Part of this Report

No.              Document

1. Press Release dated October 7, 2003 ("MARSULEX TO ACQUIRE DUKE ENERGY GAS TRANSMISSION'S BRITISH COLUMBIA SULPHUR PRODUCTS BUSINESS FOR $12 MILLION")



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                                                                    Document 1

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                                                         MARSULEX LOGO OMITTED


NEWS RELEASE


              MARSULEX TO ACQUIRE DUKE ENERGY GAS TRANSMISSION'S
          BRITISH COLUMBIA SULPHUR PRODUCTS BUSINESS FOR $12 MILLION

TORONTO, October 7, 2003 - Marsulex Inc. (TSX: MLX) announced today that it has signed a definitive agreement with Duke Energy Gas Transmission to purchase their sulphur products assets in Prince George, British Columbia for $12 million. The acquisition, which will be financed from existing cash, will be accretive to Marsulex.

The operation upgrades molten sulphur, a by-product of environmental controls in the western Canadian oil and gas industry, into higher value industrial chemicals, which are used primarily for the forest products and water treatment industries. Following completion of the acquisition, the operation will be integrated with Marsulex's Western Markets Group.

"The acquisition of these sulphur products assets ensures the continuity of Marsulex's participation in a business that has had a demonstrated record of reliable and sustainable earnings for many years, " said Marsulex President and Chief Executive Officer, David Gee. "Marsulex has had a long history with this business - having had the exclusive responsibility for marketing products from these assets for almost 15 years, " he continued.

Marsulex is a global provider of technology-based environmental compliance solutions. It provides full-service outsourcing of environmental compliance activities including the ownership and operation of compliance assets and the guaranteed removal of by-products. Marsulex trades on the Toronto Stock Exchange under the symbol MLX. Website: www.marsulex.com.
                                        ----------------

                                    - 30 -

For further information:

David Gee                                      Laurie Tugman
President & CEO                                Executive Vice President & CFO
(416) 496-4178                                 (416) 496-4157

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SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             MARSULEX INC.


October 7, 2003                              By:  /s/ Lucio Milanovich
                                                  ----------------------------
                                                  Lucio Milanovich
                                                  Director, Finance